STATEMENT OF INVESTMENTS
Dreyfus Municipal Cash Management Plus

October 31, 2006 (Unaudited)

Short-Term Investments--100.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona--2.9%				
Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.87	11/7/06	1,010,000 a	1,010,000
Maricopa County Industrial Development Authority, MFHR, Refunding (San Martin Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.59	11/7/06	7,200,000 a	7,200,000
Phoenix Civic Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.65	11/7/06	4,630,000 a,b	4,630,000
Phoenix Civic Improvement Corporation, Water System Revenue (Insured; MBIA and Liquidity Facility; Merrill Lynch)	3.60	11/7/06	14,320,000 a,b	14,320,000
Roaring Fork Municipal Products LLC (Pima County Industrial Development Authority) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.71	11/7/06	5,053,000 a,b	5,053,000
California--1.5%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.66	11/7/06	16,700,046 a,b	16,700,046
Colorado--2.1%				
Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA)	3.76	11/7/06	3,235,000 a	3,235,000
Erie, COP (LOC; Key Bank)	3.63	11/7/06	4,365,000 a	4,365,000
Vail, MFHR (Middle Creek Village Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Ixis Corporate and Investment Bank)	3.69	11/7/06	16,045,000 a,b	16,045,000
Connecticut--1.4%				
Connecticut Health and Educational				

Facilities Authority, Revenue, CP (Yale University Issue)	3.52	12/11/06	16,000,000	16,000,000
Delaware--.4%				
Delaware Economic Development Authority, Revenue (Saint Anne's Episcopal School Project) (LOC; Wilmington Trust Co.)	3.70	11/7/06	4,000,000 [a]	4,000,000
District of Columbia--1.2%				
Bank of New York Municipal Certificates Trust, Revenue (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.70	11/7/06	7,925,000 [a,b]	7,925,000
District of Columbia, Revenue, Refunding (American Association of Homes and Services for the Aging, Inc. Issue) (LOC; Unicredito Italiano SPA)	3.61	11/7/06	5,545,000 [a]	5,545,000
Florida--4.2%				
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.72	11/7/06	5,000,000 [a]	5,000,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	3.69	11/1/06	6,000,000 [a]	6,000,000
Miami-Dade County Industrial Development Authority, IDR (Fine Art Lamps Project) (LOC; SunTrust Bank)	3.62	11/7/06	3,650,000 [a]	3,650,000
Orange County Housing Finance Authority, Homeowner Revenue (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3.66	11/7/06	2,240,000 [a,b]	2,240,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.62	11/13/06	20,000,000	20,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.59	1/11/07	5,000,000	5,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.55	2/15/07	1,240,000	1,240,000
Sunshine State Governmental				

Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.64	11/1/06	4,000,000 a	4,000,000

Georgia--3.2%

Atlanta,

Subordinate Lien Tax Allocation (Atlantic Station Project) (LOC; Wachovia Bank)	3.66	11/7/06	4,000,000 a	4,000,000

Atlanta Urban Residential Finance

Authority, MFHR (Lindbergh City Center Apartments Project) (LOC; Regions Bank)	3.63	11/7/06	5,000,000 a	5,000,000

Municipal Electric Authority of

Georgia, CP (LOC; JPMorgan Chase Bank)	3.52	11/8/06	10,000,000	10,000,000

Savannah Economic Development

Authority, Exempt Facility Revenue (Home Depot Project)	3.62	11/7/06	17,000,000 a	17,000,000

Illinois--2.5%

Chicago,

IDR (Victoria Limited LLC Project) (LOC; ABN-AMRO)	3.64	11/7/06	3,500,000 a	3,500,000

Chicago,

SFMR	4.05	7/12/07	10,000,000	10,000,000

Chicago,

SFMR (GIC; Transamerica Occidental Life Insurance)	3.85	9/7/07	3,500,000	3,500,000

Upper Illinois River Valley

Development Authority, SWDR (Exolon-Esk Co. Project) (LOC; Bank of America)	3.64	11/7/06	8,405,000 a	8,405,000

Will County,

Exempt Facility Industrial Revenue (Amoco Chemical Company Project)	3.66	11/1/06	2,535,000 a	2,535,000

Indiana--3.6%

Elkhart County,

EDR (Four Seasons Manufacturing Project) (LOC; National City Bank)	3.70	11/7/06	3,950,000 a	3,950,000

Hammond,

Sewer and Solid Waste Disposal Revenue, Refunding (Cargill Inc. Project)	3.64	11/7/06	6,500,000 a	6,500,000

Indiana Finance Authority,

EDR (JRL Leasing, Inc. and LaSarre Co., LLC Project) (LOC; National City Bank)	3.70	11/7/06	3,800,000 a	3,800,000

Indiana Housing and Community

Development Authority, SFMR (Liquidity Facility; DEPFA Bank PLC)	3.60	11/7/06	23,000,000 a	23,000,000
Saint Joseph County, Health Care Facility Revenue (South Bend Medical Foundation Project) (LOC; National City Bank)	3.65	11/7/06	2,800,000 a	2,800,000
Iowa--.4%				
Iowa Finance Authority, SFMR (Mortgage-Backed Securities Program) (Liquidity Facility; State Street Bank and Trust Co.)	3.62	11/7/06	4,500,000 a	4,500,000
Kansas--1.9%				
Junction City, Temporary Notes	5.00	8/1/07	2,000,000	2,010,831
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.65	11/7/06	3,350,000 a	3,350,000
Unified Government of Wyandotte County/Kansas City, Municipal Temporary Notes	3.53	4/1/07	5,920,000	5,920,000
Unified Government of Wyandotte County/Kansas City, Municipal Temporary Notes	3.60	11/1/07	10,000,000	10,000,000
Kentucky--5.5%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.68	11/7/06	31,800,000 a	31,800,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.63	4/2/07	8,500,000	8,500,000
Public Energy Authority of Kentucky, Inc. Gas Supply Revenue (Liquidity Facility; Societe Generale)	3.65	11/1/06	21,000,000 a	21,000,000
Maine--.2%				
Auburn, Obligation Securities Revenue (J&A Properties and United Fabricants Strainrite Project) (LOC; Citizens Bank of Massachusetts)	3.64	11/7/06	2,550,000 a	2,550,000
Maryland--4.1%				
Baltimore County, CP (Liquidity Facility; Westdeutsche Landesbank)	3.52	11/6/06	17,600,000	17,600,000

Baltimore County, CP (Liquidity Facility; Westdeutsche Landesbank)	3.52	11/10/06	26,150,000	26,150,000
Maryland Economic Development Corporation, Revenue, Refunding (United Cerebral Palsy Project) (LOC; M&T Bank)	3.68	11/7/06	2,144,500 a	2,144,500

Massachusetts--2.0%

Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.65	11/7/06	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; Citizens Bank of Massachusetts)	3.62	11/7/06	6,400,000 a	6,400,000
Massachusetts Health and Educational Facilities Authority, Revenue (Putters Program) (University of Massachusetts Project) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.61	11/7/06	10,925,000 a,b	10,925,000

Michigan--3.5%

Michigan Hospital Finance Authority, HR (Chelsea Community Hospital) (LOC; National City Bank)	3.61	11/7/06	3,620,000 a	3,620,000
Michigan Hospital Finance Authority, Revenue (Health Care Equipment Loan Program) (LOC; ABN-AMRO)	3.62	11/7/06	5,000,000 a	5,000,000
Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank)	3.65	11/7/06	2,235,000 a	2,235,000
Michigan Strategic Fund, LOR (Kaumagraph Flint Corp. Project) (LOC; Bank One)	3.67	11/7/06	2,600,000 a	2,600,000
Michigan Strategic Fund, LOR (PFG Enterprises Inc. Project) (LOC; Huntington NB)	3.86	11/7/06	2,875,000 a	2,875,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABM-AMRO)	3.74	11/7/06	4,000,000 a	4,000,000
Roaring Fork Municipal Products LLC (Michigan Higher Education Student Loan				

Authority) (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.68	11/7/06	8,747,000 a,b	8,747,000
University of Michigan, CP	3.55	11/3/06	10,000,000	10,000,000

Minnesota--1.8%

Minneapolis-Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC and Liquidity Facility; Merrill Lynch)	3.60	11/7/06	9,660,000 a,b	9,660,000
Southern Minnesota Municipal Power Agency, Power Supply System Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.65	11/30/06	10,000,000	10,000,000

Missouri--1.0%

Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Deaconess Long Term Care of Missouri, Inc.) (LOC; Bank One)	3.58	11/7/06	8,145,000 a	8,145,000
Saint Louis Industrial Development Authority, MFHR (Windward Estates Project) (GIC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch Capital Services)	3.69	11/7/06	3,570,000 a,b	3,570,000

Nevada--2.3%

Roaring Fork Municipal Products LLC, Revenue (Insured; FNMA and Liquidity Facility; The Bank of New York)	3.71	11/7/06	13,565,000 a,b	13,565,000
Washoe County, Gas Facilities Revenue (Sierra Pacific Power Co. Project) (Insured; MBIA and Liquidity Facility; Lehman Liquidity LLC)	3.66	11/7/06	11,975,000 a,b	11,975,000

New Hampshire--.5%

New Hampshire Business Finance Authority, Water Facility Revenue (Pennichuck Water Works, Inc. Project) (Insured; AMBAC and Liquidity Facility; FHLB)	3.62	4/2/07	5,930,000	5,930,000

New Mexico--2.2%

Bernalillo County, MFHR, Refunding (Cottonwood				

Apartments Project) (LOC; Transamerica Occidental Life Insurance)	4.00	4/10/07	9,000,000	9,000,000
Dona Ana County, IDR (Foamex Products Inc. Project) (LOC; Bank of Nova Scotia)	3.67	11/7/06	5,900,000 a	5,900,000
Regional Housing Authority for Region II, MFHR (Airport Vista Project) (Insured; Transamerica Life and Insurance)	3.80	5/1/07	9,200,000	9,200,000
New York--4.4%				
New York State Housing Finance Agency, Housing Revenue (66 West 38th Street) (Liquidity Facility; FNMA and LOC; FNMA)	3.57	11/7/06	15,000,000 a	15,000,000
New York State Housing Finance Agency, Housing Revenue (240 East 39th Street) (LOC; FNMA)	3.60	11/7/06	17,600,000 a	17,600,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.62	11/7/06	3,280,000 a,b	3,280,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.61	11/7/06	13,865,000 a,b	13,865,000
North Carolina--1.0%				
Burke County Industrial Facilities and Pollution Control Financing Authority, IDR (Bauer Industries Inc. Project) (LOC; Bank of Montreal)	3.67	11/7/06	1,455,000 a	1,455,000
Raleigh-Durham Airport Authority, Airport Revenue (Insured; XLCA and Liquidity Facility; DEPFA Bank PLC)	3.60	11/7/06	10,000,000 a	10,000,000
Ohio--5.3%				
Butler County, Capital Funding Revenue (CCAO Low Cost Capital Pooled Financing Program) (LOC; U.S. Bank NA)	3.58	11/7/06	3,255,000 a	3,255,000
Cuyahoga County, IDR (King Nut Project) (LOC; Key Bank)	3.71	11/7/06	3,280,000 a	3,280,000
Hamilton County,				

Health Care Facilities Revenue (Twin Towers and Twin Lakes Project) (LOC; U.S. Bank NA)	3.59	11/7/06	8,000,000 [a]	8,000,000
Hamilton County,				
Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.64	11/7/06	10,000,000 [a,b]	10,000,000
Middletown,				
Hospital Facilities Revenue (Middletown Hospital Group) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.64	11/7/06	20,510,000 [a,b]	20,510,000
Ohio Water Development Authority,				
PCR, Refunding (FirstEnergy Nuclear Generation Corp. Project) (LOC; Barclays Bank PLC)	3.64	11/7/06	9,700,000 [a]	9,700,000
University of Cincinnatti,				
General Receipts, BAN	4.50	1/25/07	5,000,000	5,013,521

Oklahoma--.4%

Tulsa County Industrial Authority,

Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.70	11/15/06	5,000,000	5,000,000

Oregon--1.2%

Oregon,

Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Corporation)	3.63	11/7/06	12,945,000 [a,b]	12,945,000

Pennsylvania--10.3%

Beaver County Industrial

Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Barclays Bank PLC)	3.64	11/1/06	5,000,000 [a]	5,000,000
Chartiers Valley Industrial and Commercial Development Authority (Wesley Hills Project) (LOC; Fifth Third Bank)	3.61	11/7/06	8,400,000 [a]	8,400,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.59	11/7/06	15,925,000 [a]	15,925,000
Dauphin County General Authority,				

Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.61	11/7/06	2,375,000 a	2,375,000
Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank)	3.64	11/7/06	9,470,000 a,b	9,470,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.62	11/7/06	7,800,000 a	7,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.62	11/7/06	5,500,000 a	5,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.62	11/7/06	17,300,000 a	17,300,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	3.66	11/7/06	4,000,000 a	4,000,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	3.62	11/7/06	7,435,000 a	7,435,000
Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	3.60	11/7/06	3,150,000	3,150,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	3.72	11/7/06	1,685,000 a	1,685,000
Pennsylvania Higher Education Assistance Agency, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.61	11/7/06	5,100,000 a	5,100,000
Philadelphia, Airport Revenue, Refunding (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.65	11/7/06	10,900,000 a	10,900,000
West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.59	11/7/06	9,800,000 a	9,800,000
West Cornwall Township Municipal Authority, Revenue (Pennsylvania General Government Loan Program)				

(Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.59	11/7/06	1,103,000 a	1,103,000
South Carolina--1.1%				
South Carolina Association of Governmental Organizations, COP, TAN	4.25	4/13/07	12,000,000	12,017,133
Tennessee--1.9%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility: KBC Bank and Landesbank Baden-Wurttemberg)	3.65	11/1/06	8,000,000 a	8,000,000
Franklin Industrial Development Board, MFHR (The Landings Apartment Project) (Liquidity Facility; Goldman Sachs Group Incorporated and LOC; Goldman Sachs Group Incorporated)	3.62	11/7/06	10,240,000 a,b	10,240,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Liquidity Facility; DEPFA Bank PLC)	3.65	11/1/06	2,900,000 a	2,900,000
Texas--16.9%				
ABN AMRO Munitops Certificates Trust, Water Revenue (Tarrant Regional Water District) (Insured; FGIC and Liquidity Facility; ABN-AMRO)	3.61	11/7/06	4,800,000 a,b	4,800,000
Austin, Utility System Revenue, CP (LOC: Bayerische Landesbank, JPMorgan Chase Bank and State Street Bank and Trust Co.)	3.55	12/7/06	25,000,000	25,000,000
Bexar County Housing Finance Corporation, MFHR (Gates Capernum Apartments Project) (Liquidity Facility; Merrill Lynch)	3.67	11/7/06	3,940,000 a,b	3,940,000
East Texas Housing Finance Corporation, MFHR (Liquidity Facility; Merrill Lynch)	3.67	11/7/06	4,320,000 a,b	4,320,000
El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	3.61	11/7/06	3,475,000 a,b	3,475,000
Fort Bend County, Toll Road Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; PB Finance				

Inc.)	3.61	11/7/06	2,775,000 a,b	2,775,000
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (CITGO Petroleum Corporation Project) (LOC; Royal Bank of Canada)	3.66	11/1/06	1,200,000 a	1,200,000
Harris County, CP (Liquidity Facility: Bank of Nova Scotia and Lloyds TSB Bank PLC)	3.60	11/8/06	5,000,000	5,000,000
Harris County, CP (Liquidity Facility; Bank of Nova Scotia)	3.60	11/9/06	10,000,000	10,000,000
Harris County Housing Finance Corporation (Primrose Skyline Apartments) MFHR (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.67	11/7/06	13,145,000 a,b	13,145,000
Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (Metropolitan Transportation Authority) (LOC; DEPFA Bank PLC)	3.55	11/1/06	6,000,000	6,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	11/16/06	20,000,000	20,000,000
Houston, Utility System Revenue, CP (LOC: Dexia Credit Locale and Landesbank Baden-Wurttemberg)	3.55	12/14/06	10,000,000	10,000,000
Lower Colorado River Authority, Revenue, CP (LCRA Transportation Services Corporation) (Liquidity Facility; JPMorgan Chase Bank)	3.55	12/6/06	9,300,000	9,300,000
Montgomery County Housing Finance Corporation, MFHR (Park at Woodline Townhomes) (LOC; Citibank NA)	3.69	11/7/06	7,500,000 a	7,500,000
Permian Basin Regional Housing Finance Corporation, SFMR (Mortgage Backed Securities Program) (GIC; Aegon NV)	3.99	6/1/07	5,455,000	5,455,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	3.82	11/7/06	7,000,000 a,b	7,000,000
Revenue Bond Certificate Series Trust Various States, Revenue (Chimney Project) (GIC; AIG Funding Inc.)	3.82	11/7/06	6,200,000 a,b	6,200,000
Texas Affordable Housing Corporation, MFHR (American Housing Foundation Portfolio)				

(Insured; MBIA and Liquidity Facility; Branch Banking and Trust Company)	3.60	11/7/06	9,970,000 a,b	9,970,000
Texas Department of Housing and Community Affairs, MFHR (Ash Creek Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.67	11/7/06	7,500,000 a,b	7,500,000
Texas Public Finance Authority, CP	3.60	11/8/06	11,500,000	11,500,000
Texas Public Finance Authority, Revenue, CP	3.50	12/11/06	15,100,000	15,100,000

Vermont--.7%

University of Vermont and State Agricultural College, CP	3.60	1/11/07	8,000,000	8,000,000

Virginia--2.8%

Morgan Keegan Municipal Products Inc., Revenue (Virginia Housing Development Authority) (Liquidity Facility; BNP Paribas)	3.66	11/7/06	6,740,000 a,b	6,740,000
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue (Metropolitan Machine Corp. Project) (LOC; Wachovia Bank)	3.62	11/7/06	6,100,000 a	6,100,000
Virginia Beach Development Authority, IDR, Refunding (Giant Square Shopping Center Co. LLP Project) (LOC; Wachovia Bank)	3.62	11/7/06	3,500,000 a	3,500,000
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	3.80	12/12/06	15,000,000	15,000,000

Washington--4.0%

Everett Industrial Development Corporation, Exempt Facilities Revenue (Kimberly Clark Corp. Project)	3.63	11/7/06	3,200,000 a	3,200,000
Port of Seattle, Revenue (Insured; FGIC and Liquidity Facility; BNP Paribas)	3.63	11/7/06	2,870,000 a,b	2,870,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.61	11/7/06	5,000,000 a	5,000,000
Washington Economic Development Finance Authority, SWDR (Lemay Enterprises Project) (LOC; Bank of America)	3.61	11/7/06	5,660,000 a	5,660,000

Washington Economic Development Finance Authority, SWDR (Waste Management Project) (LOC; Bank of America)	3.64	11/7/06	5,500,000 a	5,500,000
Washington Housing Finance Commission, MFHR (Queen Anne Project) (LOC; Bank of America)	3.67	11/7/06	7,500,000 a	7,500,000
Washington Housing Finance Commission, Nonprofit Revenue (Wesley Homes Project) (LOC; Bank of America)	3.60	11/1/06	15,100,000 a	15,100,000
Wisconsin--1.1%				
Lake Geneva Joint School District Number 1, BAN	4.00	10/15/07	2,150,000	2,152,370
Wisconsin Health and Educational Facilities Authority, Revenue (Gunderson Lutheran) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.64	11/1/06	10,000,000 a	10,000,000
Wyoming--.9%				
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.55	11/30/06	10,000,000	10,000,000

Total Investments (cost $1,123,526,401)	**100.4%**	**1,123,526,401**
Liabilities, Less Cash and Receivables	**(.4%)**	**(4,009,920)**
Net Assets	**100.0%**	**1,119,516,481**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, these securities amounted to $278,400,046 or 24.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation

COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance